EXHIBIT 21.1

List of Subsidiaries of Alexandria Real Estate Equities, Inc.

The list below excludes subsidiaries in the same line of business (ownership and operation of commercial real estate) and includes the immediate parent of each excluded subsidiary.  The list also excludes subsidiaries, which in the aggregate, as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2007.  A total of 304 subsidiaries have been excluded.

Jurisdiction of Organization
Name of Subsidiary	and Type of Entity
ARE — QRS Corp.	Maryland
Alexandria Real Estate Equities, L.P.	Delaware
ARE — MA Region No. 31, LLC	Delaware
ARE — Tech Square, LLC	Delaware